Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS FOR
THE SECOND QUARTER 2011

Revenues of $41.1 million and net income of $6.6 million

AZOUR, Israel – August 11, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2011.

Highlights of the Second Quarter
•	Revenues of $41.1 million, growing 18% year-over-year
•	Gross margin at 48.5% and operating margin at 21.2%;
•	EBITDA of $13.0 million or 31.5% of revenues;
•	Net income of $6.6 million, growing 38% year-over-year
•	Generated $13.9 million in operating cash flow; ended the quarter with $53.6 million in net cash (including marketable securities, and short and long term deposits);

Second Quarter 2011 Results
Revenues for the second quarter of 2011 reached $41.1 million, representing an 18% growth over revenues of $35.0 million in the second quarter of 2010. 76.7% of revenues were from location based service subscription fees and 23.3% from product revenues.

Revenues from subscription fees grew by 18% over the same period last year. The increase in subscription fees was mainly due to the increase in the subscriber base, which amounted to 615,000 as of June 30, 2011, as compared with 587,000 at the end of June 30, 2010. Product revenues grew 15% compared with the same period last year. This increase was driven primarily by increased sales of products in Israel.

Gross profit for the second quarter of 2011 was $20.0 million (48.5% of revenues), an increase of 15% compared with $17.3 million (49.5% of revenues) in the second quarter of 2010.

Operating profit for the second quarter of 2011 was $8.7 million (21.2% of revenues), an increase of 19% compared with an operating profit of $7.3 million (21.0% of revenues) in the second quarter of 2010.

EBITDA for the quarter was $13.0 million (31.5% of revenues), an increase of 17.0% compared to an EBITDA of $11.1 million (31.7% of revenues) in the second quarter of 2010.

Financial income in the second quarter of 2011 was $0.3 million compared with a financial income of $0.2 million in the second quarter of 2010.

Net profit was US$6.6 million in the second quarter of 2011 (16% of revenues), compared with a net profit of US$4.8 million (13.6% of revenues), as reported in the second quarter of 2010. Fully diluted EPS in the second quarter of 2011 was US$0.31, compared with fully diluted EPS of US$0.23 in the second quarter of 2010.

Cash flow from operations during the quarter was $13.9 million.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

As of June 30, 2011, the Company had net cash, including marketable securities and deposits for short and long term, of $53.6 million or $2.56 per share. This is compared with US$66.1 million or $3.15 per share as at March 31, 2010. The company distributed a dividend of $21.8 million to shareholders in the quarter.

Eyal Sheratzky, Co-CEO of Ituran said, “During the quarter, our business performance remained solid, and we reported our highest quarterly operating cash flow. In Brazil, we recently increased the charge for installations to our service in order to reduce the overall churn and increase the average longevity of our subscriber base. In the short-term, this strategy has had the effect of reducing our net subscriber growth in Brazil which was expected, through increased churn in this quarter. We have also increased our sales to the private sector in Brazil, which we expect will enable us to increase our ARPU and grow our margins in the region. These actions have had a positive impact on our operating cash flow in the quarter, and we expect this effect to continue in future. Looking ahead, we believe the growth rate in subscribers will return to its normal run rate by the fourth quarter. Overall, our business continues its stable growth, realizing the rewards of our past efforts. We remain on track to showing double-digit revenue growth in 2011 over 2010.”

Conference Call Information

The Company will also be hosting a conference call later today, August 11, 2011 at 10am ET, 5pm Israel. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610

At: 10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

* Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statements
as of June 30, 2011

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2011	2010

Current assets
Cash and cash equivalents	39,806	46,674
Deposit in escrow	4,645	5,238
Investments in trading marketable securities	1,587	1,509
Accounts receivable (net of allowance for doubtful accounts)	32,225	31,161
Other current assets	13,860	12,770
Inventories	8,013	8,501
	100,136	105,853

Long-term investments and other assets
Deposit in Escrow	7,869	7,858
Investments in affiliated company	234	220
Investments in other companies	90	86
Other non current assets	3,063	3,709
Loan to former employee	558	558
Deferred income taxes	5,565	4,934
Funds in respect of employee rights upon retirement	4,976	4,498
	22,355	21,863

Property and equipment, net	51,096	46,147

Intangible assets, net	4,102	4,402

Goodwill	10,400	10,079

Total assets	188,089	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2011	2010

Current liabilities
Credit from banking institutions	67	98
Accounts payable	12,721	13,087
Deferred revenues	7,921	6,714
Litigation obligation	22,710	21,852
Other current liabilities	17,878	17,482
	61,297	59,233
Long-term liabilities
Long term Loans	218	233
Liability for employee rights upon retirement	7,208	6,472
Other current liabilities	1,324	-
Provision for contingencies	4,550	5,324
Deferred revenues	1,329	873
Deferred income taxes	982	1,046
	15,611	13,948

Shareholders’ equity	106,271	110,771
Non- controlling interests	4,910	4,392
Total equity	111,181	115,163

Total liabilities and shareholders’ equity	188,089	188,344

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF INCOME

	Six month		Three month
	Period ended June 30 ,		Period ended June 30 ,
(in thousands except per share data)	2011	2010	2011	2010

Revenues:
Location-based services	61,888	51,866	31,550	26,644	(*)
Wireless communications products	19,638	18,138	9,587	8,367	(*)
	81,526	70,004	41,137	35,011
Cost of revenues:
Location-based services	25,402	19,397	13,191	10,422	(*)
Wireless communications products	16,271	16,103	7,992	7,255	(*)
	41,673	35,500	21,183	17,677

Gross profit	39,853	34,504	19,954	17,334
Research and development expenses	284	222	145	116
Selling and marketing expenses	4,164	4,295	2,286	2,078
General and administrative expenses	17,861	15,382	8,797	7,808
Other expenses, net	-	3	-	-
Operating income	17,544	14,602	8,726	7,332
Other ( expenses) income, net	41	(81)	41	(17)
Financing income , net	578	71	339	198
Income before income tax	18,163	14,592	9,106	7,513

Income Tax	(4,563)	(4,441)	(2,281)	(2,512)
Share in income (losses) of affiliated companies, net	-	(2)	-	(14)

Net income for the period	13,600	10,149	6,825	4,987
Less :Net income attributable to Non-controlling interest	(541)	(600)	(244)	(238)

Net income attributable to company	13,059	9,549	6,581	4,749

Earnings per share attributable to company's shareholders
Basic	0.62	0.46	0.31	0.23

Diluted	0.62	0.46	0.31	0.23

Weighted average number of shares outstanding
Basic	20,968	20,968	20,968	20,968

Diluted	20,968	20,977	20,968	20,977

(*) Reclassified

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six months period ended June 30 ,		Three months period ended June 30 ,
(in thousands)	2011	2010	2011	2010
Cash flows from operating activities
Net income for the period	13,600	10,149	6,825	4,987
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization and impairment of Goodwill	8,804	7,515	4,250	3,792
Exchange differences on principal of deposit and loan, net	515	(364)	260	(589)
Losses (gain) in respect of trading marketable securities	(19)	-	(7)	14
Increase in liability for employee rights upon retirement	482	442	328	276
Share in losses (gains) of affiliated companies, net	-	2	-	14
Deferred income taxes	(566)	242	(192)	68
Capital loses (gains) on sale of property and equipment, net	(30)	21	(30)	18
Decrease (increase) in accounts receivable	159	(2,693)	1,813	(788)
Decrease (increase) in other current assets	(299)	(967)	1,971	(257)
Decrease (increase) in inventories	822	370	6	(288)
Increase (decrease) in accounts payable	(880)	473	(714)	226
Increase (decrease) in deferred revenues	1,365	(466)	228	(499)
Increase (decrease) in other current liabilities	46	(603)	(791)	(378)
Net cash provided by operating activities	23,999	14,121	13,947	6,596
Cash flows from investing activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(302)	(346)	(186)	(229)
Capital expenditures	(10,985)	(9,304)	(5,370)	(4,051)
Deposit in escrow	603	(32)	-	(297)
Deposit	462	-	318	-
Proceeds from sale of property and equipment	226	479	206	484
Investment in marketable securities	-	(1,326)	-	-
Sale of marketable securities	-	4,214	-	-
Net cash used in investment activities	(9,996)	(6,315)	(5,032)	(4,093)
Cash flows from financing activities
Short-term credit from banking institutions, net	(36)	182	(26)	(326)
Receipt of long term loans from baking institutions	-	165	-	165
Repayment of long term loans	(23)	-	(18)	-
Dividend paid	(21,782)	(31,621)	(21,782)	(31,621)
Net cash used in financing activities	(21,841)	(31,274)	(21,826)	(31,782)
Effect of exchange rate changes on cash and cash equivalents	970	(1,572)	315	(2,467)
Net increase (decrease) in cash and cash equivalents	(6,868)	(25,040)	(12,596)	(31,746)
Balance of cash and cash equivalents at beginning of period	46,674	60,813	52,402	67,519
Balance of cash and cash equivalents at end of period	39,806	35,773	39,806	35,773